Eric C. Jensen +1 650 843 5049 ejensen@cooley.com	VIA EDGAR

June 29, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director

Jeff Kauten, Attorney-Advisor

Christine Dietz, Assistant Chief Accountant

Joyce Sweeney, Staff Accountant

Re:	Tenable Holdings, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 6, 2018

CIK No. 0001660280

Ladies and Gentlemen:

On behalf of Tenable Holdings, Inc. (the “Company”), we are responding to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 27, 2018 (the “Comment Letter”), relating to the above-referenced confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

In response to the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter. We are also sending the Staff a copy of this letter, along with four copies of the Registration Statement marked to show all changes from the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

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Page Two

Prospectus Summary

Overview, page 1

1.	We note your revised disclosure in response to prior comment 2. Please reconcile for us the percentage of recurring revenues to the aggregate of your subscription and perpetual license and maintenance revenues for the periods presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that the following table reconciles the percentage of recurring revenue to the aggregate of the Company’s subscription and perpetual license and maintenance revenue for the periods presented:

	Year Ended December 31,				Three Months Ended March 31,
	2016		2017		2017		2018
	$	% of total revenue	$	% of total revenue	$	% of total revenue	$	% of total revenue
Subscription revenue	$80,399	65%	$132,873	71%	$27,702	68%	$44,332	75%
Maintenance revenue	25,968	21%	29,424	16%	6,878	17%	8,086	14%

Total recurring revenue	106,367	86%	162,297	86%	34,580	85%	52,418	89%
Perpetual license revenue	14,360	12%	20,913	11%	5,111	13%	5,391	9%
Perpetual license and maintenance revenue	40,328	32%	50,337	27%	11,989	30%	13,477	23%

Selected Consolidated Financial Data

Non-GAAP Financial Measures

Calculated Current Billings, page 53

2.	In response to prior comment 8 you state that the calculated current billings metric improves comparability by removing the impact of multi-year contracts. Your revised metric calculation includes the change in current deferred revenues; however, a portion of current deferred revenues may relate to multi-year contracts. If you continue to present a calculated current billings metric, please revise to exclude the portion of current deferred revenues that relates to multi-year contracts. In addition, revise the discussion regarding the measure’s usefulness and limitations to specifically focus on one-year contracts.

The Company respectfully advises the Staff that in the prior response, the Company did not intend to convey that the calculated current billings metric improves comparability by removing the entire impact of multi-year contracts. The Company believes that the

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Three

calculated current billings metric improves comparability by excluding deferred revenue for periods beyond twelve months. The Company believes that this metric more closely correlates with annual contract value, which the Company uses to evaluate the performance of the business from period to period, and that variability in total billings, depending on the timing of large multi-year contracts and the preference for annual billing versus multi-year up front billing, may distort growth in one period over another. The Company has revised its disclosure on page 53 of the Registration Statement to clarify, including the addition of a discussion of the usefulness and limitations of the calculated current billings financial measure.

Adjusted Net Loss and Adjusted Net Loss Per Share, page 54

3.	You disclose that these non-GAAP measures facilitate comparisons of your core operating results over multiple periods, which is similar to your disclosure on page 53 regarding adjusted EBITDA. Please revise to clarify how you use adjusted net loss compared to adjusted EBITDA in evaluating what you consider core operating results. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

The Company advises the Staff that it has replaced the non-GAAP measure of adjusted EBITDA with a different non-GAAP measure, non-GAAP loss from operations, in the Registration Statement. The Company has disclosed how it uses non-GAAP loss from operations and has revised its disclosures to clarify that non-GAAP net loss (formerly adjusted net loss) is used to calculate non-GAAP loss per share (formerly adjusted net loss per share). The Company has revised its disclosure on pages 53 and 54 of the Registration Statement accordingly.

4.	Footnote (1) to the reconciliation on page 55 refers to the tax effect of the adjustments; however, the tax impact line item in the reconciliation refers only to the tax impact of stock-based compensation. Please revise to disclose the tax effect related to all the applicable adjustments. Refer to Question 102.11 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 55 of the Registration Statement accordingly.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Four

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

5.	Your response to prior comment 9 indicates that you only monitor downloads of Nessus Home and do not monitor whether a Nessus Home user is actively using the product. Therefore, it is unclear to us how this measure represents a cumulative “user” count. Further, as you do not monitor the extent to which Nessus Home users upgrade to paid offerings, the cumulative amount of downloads does not appear to clearly correlate to future revenue growth opportunities. If you continue to believe this cumulative information provides meaningful disclosure, please revise to remove characterization to these as “users” and expand disclosure to describe the significant limitations of the information provided.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 57 of the Registration Statement accordingly and has made conforming changes on pages 2, 4, 82 and 86 of the Registration Statement.

Business

Overview, page 82

6.	Please disclose the dollar amount of backlog believed to be firm, separately disclosing the portion thereof not expected to be filled within the current year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 99 of the Registration Statement accordingly.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

7.	We note your response to prior comment 16 and your revised disclosures on page F-9. We further note you state on page F-8 you defer the perpetual license revenue over an estimated economic life. Please further revise your disclosures to clarify over what period of time you recognize revenue allocated to the perpetual license and maintenance performance obligation and the revenue allocated to the material right. Refer to ASC 606-10-50-17.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Five

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 76 and F-9 of the Registration Statement accordingly.

Note 14. Subsequent Events (unaudited), page F-26

8.	Please revise to disclose the options grants subsequent to March 31, 2018 as disclosed on page 80, including the expected financial statement impact, if material. Refer to ASC 855-10-45-4.

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-26 of the Registration Statement accordingly.

* * * *

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Six

Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Amit Y. Yoran, Tenable Holdings, Inc.
Stephen A. Riddick, Tenable Holdings, Inc.
Brian F. Leaf, Cooley LLP
Madison A. Jones, Cooley LLP

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, P.C.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com